

December 22, 2010

Christopher F. Tirotta
President
American Scientific Resources, Incorporated
1112 Weston Road, Unit 278
Weston, FL 33326

> **Re:** **American Scientific Resources, Incorporated**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 8, 2010**
> **File No. 333-164517**

Dear Dr. Tirotta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 13

1.   We note your response to comment 2; however, disclosure relating to the release agreement was not added until your May 10, 2010 amendment. Please advise.

Risk Factors, page 6

We have limited operations…, page 6

2.   We note your deleted disclosure here and on page 19 that indicated your ability to sustain operations for approximately three months after receiving loan funding. Given that the final loan installment from Lanktree was received on November

13, 2010 it is unclear why you can no longer makes this representation. Please
clarify.

We are reliant on a few customers…, page 9

3.   Please file any agreements relating to the 2,000 unit sale of your Disintegrator
Plus to Bayer Sante.

Legal Proceedings, page 25

4.   Please disclose the outcome of the hearing for a preliminary injunction in the
Tecnimed matter.

Management's Discussion and Analysis…, page 26

5.   Please tell us which exhibit relates to the amended settlement agreement with
Lanktree that you describe in the penultimate paragraph on page 30.

Purchase Order and Accounts…, page 36

6.   Please tell us where you have filed the agreement(s) referenced in the first
paragraph of this section.

Subsequent Events, page 40

7.   Please tell us where on page 35 you describe the portion of the 941,860 shares of
common issued on November 17, 2010.

Financial Statements

8.   Please update the financial statements when required by Rule 8-08 of Regulation
S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

9.   Please include a currently dated and signed consent from your independent
auditors with any amendment of the filing.

Exhibits

10.   Note that you are required to file complete and fully executed copies of all
exhibits, not just agreements related to selling stockholders. Please confirm that
you will comply with this requirement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Gary Todd, accounting reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via fax):   David B. Manno, Esq.
                 Sichenzia Ross Friedman Ference LLP